EXECUTION COPY

12 DECEMBER 2001

SHINHAN FINANCIAL GROUP

BNP PARIBAS

ALLIANCE AGREEMENT

CONTENTS

CLAUSE			PAGE
1	Definitions and Interpretation		1
	1.1	Definitions	1
	1.2	Interpretation	5
2	Undertakings		5
3	Joint Ventures		5
	3.1	Intention to cooperate	5
	3.2	New Ventures	7
	3.3	Steering Committee	7
4	BNP Paribas’ Investment in Shinhan		8
	4.1	Sale and purchase of the Initial BNP Paribas Shares	8
	4.2	Lock-up period	8
	4.3	Right of BNP Paribas to purchase additional shares	9
	4.4	First refusal right of Shinhan	9
5	BNP Paribas Director		10
6	Mediation of Disputes		11
7	Duration		11
8	Termination		11
	8.1	Termination events	11
	8.2	Consequences of termination	14
9	Confidentiality		15
10	Representations and Warranties		16
11	Non-assignment		17
12	Amendments		17
13	Invalidity		17
14	No Partnership or Agency		17
15	Announcements		18
16	Costs		18
17	Entire agreement		18

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18	Notices	18
	18.1	18
	18.2	19
	18.3	19
	18.4	20
	18.5	20
19	Counterparts	20
20	Force Majeure	20
21	Governing Law; Arbitration	20
Schedule 1 Initial Steering Committee Members		21

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THIS AGREEMENT is made and entered into as of this 12th day of December 2001, by and between Shinhan Financial Group, a corporation duly organized and existing under the laws of Korea with its principal office at 120, 2-ka, Taepyung-ro, Chung-ku, Seoul, Korea (Shinhan), on the one part, and BNP Paribas, a corporation duly organized and existing under the laws of France, with its principal office at 16, Boulevard des Italiens, Paris, France (BNP Paribas), on the other part.

WHEREAS:

Shinhan is a financial holding company approved as such pursuant to the Financial Holding Company Act of Korea, whose primary business is to engage in all kinds of banking operations and other financial services through its subsidiaries and joint ventures, and

BNP Paribas is a French “éstablissement de crédit” whose primary business is to engage in all kinds of banking operations and other financial services, and

Shinhan Bank, Shinhan Investment Trust Management, Shinhan Capital, and Shinhan Securities, all being currently wholly-owned subsidiaries of Shinhan, on the one part, and BNP Paribas, on the other part, entered into a Memorandum of Understanding, dated as of June 28th, 2001 (the Memorandum of Understanding), with a view that Shinhan, after incorporation, and BNP Paribas enter into an extended cooperation in various sectors of the Korean financial industry, beginning with, but not limited to, the bancassurance and the consumer finance business.

The Memorandum of Understanding requires that the Parties enter into this Agreement before December 31st, 2001 in order to (i) determine the principles and guidelines which will govern their relationship under the different joint ventures that they may establish, (ii) execute the sale by Shinhan to BNP Paribas of a 4% equity stake (on a fully diluted basis) in Shinhan and (iii) agree to appoint a BNP Paribas representative to the board of directors of Shinhan.

Now, therefore, the Parties agree as follows:

1	Definitions and Interpretation
1.1	Definitions

The following words and expressions shall have the following meanings when used in this Agreement and, for the avoidance of doubt, will supersede any meanings attributed to them in the Memorandum of Understanding.

Affiliate: in relation to a Party, any company which directly or indirectly Controls, is Controlled by, or is under common Control with, such Party;

BA Joint Venture: A Joint Venture to be established between Shinhan and Cardif, a wholly-owned subsidiary of BNP Paribas, to engage in bancassurance business as contemplated by this Agreement;

BNP Paribas Director: a member of the board of directors of Shinhan nominated by BNP Paribas and elected by the shareholders of Shinhan pursuant to clause 5 of this Agreement;

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BNP Paribas Group: BNP Paribas and any of its Affiliates; and any member of the BMP Paribas Group shall be a BNP Paribas Group entity;

BNP Paribas Partner: any BNP Paribas Group entity being a party to a Joint Venture;

BNP Paribas Shareholder Percentage: the aggregate percentage interest of the common shares of Shinhan held by BNP Paribas from time to time;

BNP Paribas Shares: the common shares of Shinhan held by BNP Paribas from times to time;

Business Day: any day, excluding Saturdays, Sundays, or any other day on which banking institutions are authorized or required by law or executive order to remain closed in Korea or in France;

CF Joint Venture: a Joint Venture to be established between Shinhan and Cetelem Capital, a wholly-owned subsidiary of BNP Paribas, to engage in consumer finance business as contemplated by this Agreement;

Completion: completion of the Equity Transaction pursuant to the Share Purchase Agreement;

Confidential Information: the confidential information of each Party as set forth in Clause 9 of the Agreement;

Control: in relation to a particular company:

(a)	the ownership or control (directly or indirectly) of more than 50% of the voting share capital of that company; or
(b)	the ability to direct the casting of more than 50% of the votes exercisable at general meetings of that company on all, or substantially all, matters; or
(c)	the right to appoint or remove directors of that company holding a majority of the voting rights at meetings of the board on all, or substantially all, matters;

Dispute: any controversy or claim arising out of or in relation to this Agreement, as referenced in clause 6 of this Agreement;

Equity Transaction: the purchase by BNP Paribas of the Initial BNP Paribas Shares pursuant to the Share Purchase Agreement;

Financial Institution: any Korean or foreign bank or other financial entity other than the Shinhan Group entities of the BNP Paribas Group entities (including, without limitation, securities companies, investment trust management companies, insurance companies and finance and capital companies) which provides financial products or services as the principal part of its business (including, without limitation, the provision of deposit accounts and issuance of credit cards to its customers);

Force Majeure Event: any of the events described in clause 20 of this Agreement;

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Initial BNP Paribas Shares: shares in the common share capital of Shinhan representing 4% of its issued common share capital on a fully diluted basis as at September 30th, 2001;

Initial Term: the three-year period beginning upon the execution of this Agreement;

Joint Venture: the BA Joint Venture, the CF Joint Venture or any other joint venture that may be subsequently established between a BNP Paribas Group entity and a Shinhan Group entity from time to time;

Joint Venture Agreement: a joint venture agreement entered into between a BNP Paribas Group Partner and a Shinhan Group Partner in respect of any Joint Venture;

JV Termination Notice: a notice of termination validly served under a Joint Venture Agreement, as referenced in clause 8.1.1(b) of this Agreement;

KRW: Korean Won, the lawful currency of Korea;

Memorandum of Understanding: The Memorandum of Understanding, dated as of June 28th, 2001, between Shinhan Bank, Shinhan Investment Trust Management, Shinhan Capital and Shinhan Securities, on the one part, and BNP Paribas, on the other part;

New Venture: any new material joint venture or partnership in Korea, as referenced in clause 3.2 of this Agreement, involving:

(a)	a foreign Financial Institution as a joint venture partner; and
(b)

a total equity investment in an amount greater than ten (10) billion Korean Won (KRW 10,000,000,000) (which amount shall be adjusted annually based on changes in the consumer price index of Korea); and

(c)	restrictions on the ability of the parties thereto to compete against such joint venture or partnership;

New Venture Offer: the notification by the Offering Party to the other Party of a proposal to participate in a New Venture, as referenced in clause 3.2 of this Agreement;

Offering Party: a Shinhan Group entity or a BNP Paribas entity (as the case may be) proposing to enter into a New Venture, as referenced in clause 3.2 of this Agreement;

Open Market Purchaser: one or more third party purchasers proposing to purchase any portion of the BNP Paribas Share on the Korea Stock Exchange through a securities broker (or any other person authorized to deal in shares listed on the Korea Stock Exchange) pursuant to clause 4.4(b) of the Agreement;

Parties: BNP Paribas and Shinhan; and Party shall mean neither of them;

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Proposed New Venture Partner: the Financial Institution with which a Shinhan Group entity or a BNP Paribas entity (as the case may be) proposes to enter into a New Venture, as referenced in clause 3.2 of this Agreement;

Purchase Price: the purchase price for the Initial BNP Paribas Shares to be paid by BNP Paribas under clause 2.2 of the Share Purchase Agreement;

Share Purchase Agreement: an agreement to be entered into as of the date hereof among Shinhan Bank Capital and Shinhan Securities, as vendors, Shinhan, as guarantor, and BNP Paribas, as purchaser, for the sale and purchase of the Initial BNP Paribas Shares;

Shinhan Group: Shinhan and:

(a)	any of its Affiliates existing as at the date of the Memorandum of Understanding; and
(b)

such other Affiliates created or formed after the date of the Memorandum of Understanding notified by Shinhan to BNP Paribas in writing from time to time, as Shinhan may fairly and reasonably determine, on a case by case basis, to be necessary for the promotion of the alliance between the Parties;

and any member of the Shinhan Group shall be a Shinhan Group entity;

Shinhan Partner: any Shinhan Group entity being a party to a Joint Venture;

Shinhan Shares: the listed common shares of Shinhan traded on the Korea Stock Exchange;

Steering Committee: the steering committee established pursuant to clause 3.3 of this Agreement;

Strategic Investor: a Financial Institution which has entered into a New Venture with a Shinhan Group entity;

Subsequent Terms: successive periods of three years for which the Initial Term may be renewed pursuant to clause 7 of this Agreement, beginning upon the first day after the expiry of the Initial Term and, thereafter, upon subsequent third anniversaries of such date, and each period of three years shall be a Subsequent Term;

Termination Date: the termination date of this Agreement as specified in the Termination Notice, as referenced in clause 8.1 of this Agreement;

Termination Notice: a notice of termination served pursuant to clause 8.1 of this Agreement;

Third Party Purchaser: a proposed third party purchaser of any portion of the BNP Paribas Shares pursuant to clause 4.4 of this Agreement; and

US$: United States dollars, the lawful currency of the United States.

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1.2	Interpretation

In this Agreement:

(a)	any reference to any law, enactment of statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted;
(b)	any reference to an amount in Korean Won (KRW) or United States dollars (US$) includes the equivalent amount at the relevant time in any other currency or combination of currencies; and
(c)

where any obligation in this Agreement is expressed to be undertaken or assumed by any Party, that obligation is to be construed as requiring the Party concerned to exercise tall rights and powers of control over the affairs of any other person at which that Party is able to exercise (whether directly or indirectly) in order to secure performance of the obligation.

The Schedules comprise schedules to this Agreement and form part of this Agreement.

2	Undertakings

Each Party undertakes with the other Party to exercise all voting rights and powers (direct and indirect) available to it in relation to any of its subsidiaries to ensure that the provisions of this Agreement are completely and punctually fulfilled, observed and performed and generally that full effect is given to the principles set out in this Agreement. Without limiting the foregoing, where any obligation in this Agreement is expressed to be undertaken or assumed by a Joint Venture, its board of directors or its shareholders, it will be deemed to be an obligation on the Parties to exercise all rights and powers of control over the affairs of the Joint Venture, its board of directors and/or its shareholders (including by exercise of its own voting rights as shareholder) which the Party is able to exercise (whether directly or indirectly) in order to secure performance of the obligation.

3	Joint Ventures
3.1	Intention to cooperate

The Parties hereby reiterate their intention to cooperate closely in the Korean domestic financial industry, such cooperation to take the form of Joint Ventures. The Parties will cause each Joint Venture to give due consideration to cross-selling opportunities originating from the BNP Paribas Group or the Shinhan Group and will ensure a consistent overall strategy across the members of the BNP Paribas Group or the Shinhan Group (as the case may be).

Each Joint Venture shall be established substantially in accordance with the following principles and the terms and conditions of the BA Joint Venture and the CF Joint Venture.

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(a)	Capital and funding contributions

The Joint Venture shall obtain the funding necessary for its operation primarily from Financial Institutions in Korea or, in the event that it is unable to obtain such funding, from the Joint Venture’s shareholders. All funding contributions by the Joint Venture’s shareholders will, in principle, be equally shared between the parties to the Joint Venture, and shall be made at the same time and on the same terms.

(b)	Other contributions

Each party to the Joint Venture shall provide certain services to the Joint Venture. The remuneration for such services shall, in principle, be charged to the Joint Venture on a cost basis or as may otherwise be agreed by the Parties.

(c)	Ownership and use of confidential information and customer data

Each party to the Joint Venture:

(i)	shall own the confidential information provided by it to the Joint Venture; and
(ii)

shall neither transfer in any way to any third party the confidential information provided to it by the other party to the Joint Venture nor use such confidential information otherwise than in accordance with the terms of the Joint Venture Agreement.

(d)	Representative director and statutory auditor

The representative director of the Joint Venture shall be nominated by the BNP Paribas Partner. The statutory auditor of the Joint Venture shall be nominated by the Shinhan Partner.

(e)	Reserved shareholder matters

Certain matters, to be agreed in the Joint Venture Agreement, shall be reserved for the prior unanimous vote of the shareholders of the Joint Venture.

(f)	Mediation of disputes

Any disputes arising out of or in relation to the Joint Venture shall be resolved amicably by the Steering Committee, or if the matter cannot be resolved by the Steering Committee, by arbitration in Singapore under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators.

(g)	Termination

The Joint Venture shall be terminated upon the occurrence of certain events to be agreed in the Joint Venture Agreement. Upon the termination of the Joint Venture Agreement;

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(i)

the Shinhan Partner shall have the right to buy from the BNP Paribas Partner, and to require the BNP Paribas Partner to sell, the shares held by the BNP Paribas Partner and its Affiliates in the Joint Venture; or

(ii)

if the Shinhan Partner does not exercise such right to buy, the BNP Paribas Partner shall have the right to sell to the Shinhan Partner, and to require the Shinhan Partner to buy, the shares held by the BNP Paribas Partner and its Affiliates in the Joint Venture,

in each case at prices to be agreed in the Joint Venture Agreement, which, in principle, shall be based on the fair market value of such shares.

(h)	Governing law

The Joint Venture Agreement shall be governed by the laws of Korea.

3.2	New Ventures

Subject to such exclusivity provisions as may be contained in the Joint Venture Agreements, in order to develop the cooperation between the Parties to the largest desirable extent, in the event that any Shinhan Group entity or BNP Paribas Group entity intends to participate in any New Venture, Shinhan (in the case of a Shinhan Group entity intending to so participate) or BNP Paribas (in the case of BNP Paribas entity intending to so participate), as the case may be (the Offering Party), shall notify the other Party in writing of such proposal (the New Venture Offer) as soon as practicable after entering into discussions with a Proposed New Venture Partner, such notice to contain details of the proposed terms of the New Venture. The other Party shall have the right to elect, by serving a written notice to such effect on the Offering Party within ten (10) days after the receipt of the Offering Party’s notice, to enter into a joint venture or partnership (either itself or through one of its Affiliates) with the Offering Party to engage in the business contemplated by the New Venture. If the other Party so elects within the specified time period, then the other Party or its Affiliate (as the case may be) shall negotiate in good faith with the Offering Party to enter into a Joint Venture Agreement within 30 days (unless extended by mutual agreement) after the service of a written notice to the Offering Party. If the other Party rejects or fails to accept the New Venture Offer or the Parties fail to enter into a Joint Venture Agreement, in each case within the specified time period, the Offering Party shall be entitled to pursue the New Venture with a Proposed New Venture Partner in its sole discretion.

3.3	Steering Committee
3.3.1	Purpose

The Parties will set up a steering committee (the Steering Committee) in order to manage the alliance contemplated by this Agreement, improve the overall quality of the cooperation, facilitate the exchange of views, study opportunities for establishing new Joint Ventures and help settle disputes concerning existing Joint Ventures.

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3.3.2	Members

The Steering Committee will be composed of six members, three being appointed by Shinhan and three by BNP Paribas.

The names of the initial Steering Committee members are listed in Schedule 1 to this Agreement.

Each Party will have the right to replace at any time any or all of the members appointed to the Steering Committee by it; such replacement will be effected by serving five (5) Business Days’ prior notice on the other Party, and the appointment of such replacements(s) shall be effective on the later of the date of receipt of such notice or the effective date specified in the notice.

The members shall appoint two of their number to be the chairman and secretary, respectively, of the Steering Committee.

3.3.3	Meetings

The Steering Committee shall meet at least once every (6) months, provided that any member of the Steering Committee shall be entitled, on reasonable notice in writing thereof, to call a meeting of the Steering Committee at any other time of the year.

The quorum for meetings of the Steering Committee shall be one Shinhan member and one BNP Paribas member. The Steering Committee may make recommendations to the Parties, by passing a resolution approved by a majority of the members present at the relevant meeting, such majority to include the affirmative vote of at least one member appointed by Shinhan and at least one member appointed by BNP Paribas.

In addition to the Steering Committee’s authority to make binding recommendations to the Parties under clause 6 of this Agreement, recommendations in relation to other matters adopted by the Steering Committee shall, if the Steering Committee so designates in the relevant resolution, be binding on the Parties.

4	BNP Paribas’ Investment in Shinhan
4.1	Sale and purchase of the Initial BNP Paribas Shares

Shinhan agrees to procure one or more Shinhan Group entities to sell to BNP Paribas, and BNP Paribas agrees to purchase, the Initial BNP Paribas Shares at the Purchase Price in accordance with the terms of the Share Purchase Agreement. The Parties intend to complete such sale and purchase of the Initial BNP Paribas Shares on or before December 14th, 2001.

4.2	Lock-up period

During the Initial Term, BNP Paribas undertakes not to sell or transfer, nor grant, declare, create or dispose of any right or interest in or create or permit to exist any pledge, lien, charge (whether fixed or floating) or other encumbrance over, any BNP Paribas Shares, except to or in favor of a wholly-owned subsidiary of BNP Paribas.

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Notwithstanding the above, BNP Paribas shall have the right to sell or otherwise transfer all or any portion of its Initial BNP Paribas Shares during the Initial Term in the event that:

(a)

the BNP Paribas Director votes against a proposal submitted to the board of directors of Shinhan to approve (i) any transaction involving divestitures or acquisitions of assets or businesses or (ii) any merger, consolidation or amalgamation with another entity or any significant corporate reorganization or restructuring of the capital of Shinhan, in each case involving an amount greater than three hundred and fifty million United States dollars (US$350 million); or

(b)

(i) the BNP Paribas Shareholder Percentage becomes diluted below 3.5% of the issued common share capital of Shinhan on a fully diluted basis as a result of the issuance of new shares by Shinhan and (ii) Shinhan removes the BNP Paribas Director from the board of directors of Shinhan pursuant clause 5 of this Agreement.

4.3	Right of BNP Paribas to purchase additional shares

In the event that Shinhan proposes to issue new common shares (other than by way of a pro rata allotment to all of its shareholders) pursuant to a capital increase of Shinhan such that the issuance of new common shares would result in the BNP Paribas Shareholder Percentage becoming diluted below 3.5% of the enlarged issued common share capital of Shinhan on a fully diluted basis, BNP Paribas shall have the right to subscribe for or purchase from Shinhan, and Shinhan agrees to issue or sell (as the case may be) to BNP Paribas, at the price per share equal to the price offered to third parties in connection with such capital increase (which price shall not, in any event be less than the minimum issuance price for the shares of a company listed on the Korea Stock Exchange as determined in accordance with the Korean Commercial Code), such number of commons shares of Shinhan as may be required by BNP Paribas to maintain the BNP Paribas Shareholder Percentage at 4% of the enlarged issued common share capital of Shinhan on a fully diluted basis.

4.4	First refusal right of Shinhan

Notwithstanding any provision of this Agreement to the contrary, Shinhan shall have a right of first refusal with respect to any BNP Paribas Shares proposed to be transferred by BNP Paribas to any Third Party Purchaser or Open Market Purchaser. In furtherance of such right of first refusal, in the event that BNP Paribas proposes to sell any portion of the BNP Paribas Shares to a Third Party Purchaser or Open Market Purchaser, BNP Paribas shall notify Shinhan in writing of such proposal:

(a)

in the case of a Third Party Purchaser, as soon as practicable after entering into discussions with such Third Party Purchaser and, in any event, prior to the proposed date for completion of the sale and purchase of the BNP Paribas Shares, such notice to contain details of the Third Party Purchaser and the proposed purchase price; or

(b)	in the case of an Open Market Purchaser, prior to instructing a securities broker (or any other person authorized to deal in shares listed on the Korea Stock Exchange) to sell the BNP Paribas Shares.

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Shinhan shall have the right to elect to purchase the relevant BNP Paribas Shares:

(i)	in the case of a Third Party Purchaser, with [20] days after the receipt of BNP Paribas’ notice, at the proposed purchase price; or
(ii)

in the case of an Open Market Purchaser, within [two (2)] Business Days after the receipt of BNP Paribas’ notice, at the prevailing market price per share at which the Shinhan Shares are being traded on the Korea Stock Exchange, failing which BNP Paribas shall be entitled:

(A)

after the expiry of the [20-day] period referred to in sub-paragraph (i) of this paragraph (b), to transfer the relevant BNP Paribas Shares to such Third Party Purchaser at a price not less than that specified in its notice to Shinhan, provided that, in the event that BNP Paribas proposes to sell the relevant BNP Paribas Shares (I) to such Third Party Purchaser at a price lower than that specified in its notice to Shinhan or (II) to a different Third Party Purchaser fro the Third Party Purchaser specified in its notice to Shinhan, the proposed sale of the relevant BNP Paribas Shares by BNP Paribas at such lower price or to such different Third Party Purchaser, as the case may be, shall require fresh compliance with the provisions of this clause 4.4; or

(B)

after the expiry of the [two (2)]-Business Day period referred to in sub-paragraph (ii) of this paragraph (b), to instruct a securities broker (or any other person authorized to deal in shares listed on the Korea Stock Exchange) to sell the relevant BNP Paribas Shares to an Open Market Purchaser.

The provisions of this clause 4.4 shall survive termination of this Agreement.

5	BNP Paribas Director

Upon completion of the Equity Transaction and for so long as BNP Paribas:

(a)	does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of the Initial BNP Paribas Shares; and
(b)

maintains, after any issuances of new shares by Shinhan from time to time, the BNP Paribas Shareholder Percentage of not less than 3.5% of the issued common share capital of Shinhan on a fully diluted basis,

BNP Paribas shall have the right to nominate one representative, and Shinhan shall cause a meeting of the shareholders of Shinhan to be called for the purpose of electing such nominee to the board of directors of Shinhan and, at such meeting, the board of directors of Shinhan shall recommend that such nominee be elected to the board of directors of Shinhan (the BNP Paribas Director). Notwithstanding the foregoing, in the event that the BNP Paribas Shareholder Percentage for any reason falls below 3.5% of the issued common share capital of Shinhan on a

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fully diluted basis for a continuous period of 60 days, Shinhan shall have the right to remove the BNP Paribas Director from the board of directors of Shinhan with immediate effect and, upon such removal, BNP Paribas’ rights of appointment under this clause 5 shall lapse and cease to have any further effect from the date of removal of the BNP Paribas Director (for the avoidance of doubt, notwithstanding that the BNP Paribas Shareholder Percentage may subsequently be increased to 3.5% or more of the issued common share capital of Shinhan on a fully diluted basis).

6	Mediation of Disputes

The Parties agree that if any controversy or claim arises out of or in relation to this Agreement, including any alleged breach hereof by a Party (each, a Dispute), the Parties shall seek to resolve the matter amicably by requesting a recommendation from the Steering Committee, which recommendation shall be binding on the Parties.

In the event that a Dispute cannot be settled amicably within three months after submission to the Steering Committee, such Dispute shall be finally settled by arbitration in accordance with clause 21 of this Agreement.

The provisions of this clause 6 shall survive termination of this Agreement.

7	Duration

This Agreement is entered into for the Initial Term and shall be automatically extended for Subsequent Terms unless a Termination Notice is served in accordance with clause 8 of this Agreement.

8	Termination
8.1	Termination events

This Agreement shall terminate in the following circumstances upon the service of a notice of termination as provided below (a Termination Notice) with effect from the relevant date specified below (the relevant date being the Termination Date).

8.1.1	End of Term
(a)	End of Term of this Agreement

Either Party shall be entitled to serve on the other Party a Termination Notice no later than six (6) months prior to the end of the Initial Term or the then current Subsequent Term, and, if a Termination Notice is so served, the Termination Date shall be the last day of the Initial Term or the then current Subsequent Term.

(b)	End of Term of a Joint Venture

Where a Shinhan Partner or BNP Paribas Partner has validly served a notice of termination (a JV Termination Notice) to terminate a Joint Venture Agreement to which it is a party at the end of

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the term of such Joint Venture, either Party shall be entitled to serve on the other Party a Termination Notice no later than six (6) months after the service of the JV Termination Notice, and, if a Termination Notice is so served, the Termination Date shall be the date on which the Termination Notice is served on the other Party.

8.1.2	Mutual agreement

The Parties shall have the right to terminate this Agreement at any time by mutual agreement, in which case the Termination Date shall be the date of termination agreement by the Parties. For the avoidance of doubt, neither Party shall be required to serve a Termination Notice in connection with the termination of this Agreement by mutual agreement under this clause 8.1.2.

8.1.3	Insolvency; Change of Control
(a)	Shinhan insolvency or change of control

BNP Paribas shall be entitled to serve on Shinhan a Termination Notice after the occurrence of any of the following events:

(i)	Shinhan is liquidated, or becomes insolvent, or had filed for bankruptcy or protection of its creditors; or
(ii)	there is a change in Control of Shinhan or a Shinhan Partner (other than as a result of a transaction between Shinhan or the relevant Shinhan Partner and one or more other Shinhan Group entities),

and, if a Termination Notice is so served, the Termination Date shall be the date on which the Termination Notice is served on Shinhan.

(b)	BNP Paribas insolvency or change of control

Shinhan shall be entitled to serve on BNP Paribas a Termination Notice after the occurrence of any of the following events:

(i)	BNP Paribas is liquidated, or becomes insolvent, or has filed for bankruptcy or protection of its creditors; or
(ii)

there is a change in Control of BNP Paribas or a BNP Paribas Partner (other than as a result of a transaction between BNP Paribas or the relevant BNP Paribas Partner and one or more other BNP Paribas Group entities), and if a Termination Notice is so served, the Termination Date shall be the date on which the Termination Notice is served on BNP Paribas.

8.1.4	Shinhan Default

BNP Paribas shall be entitled to serve on Shinhan a Termination Notice after the occurrence of any of the following events:

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(a)

there occurs a material adverse change in the business, assets or financial condition of Shinhan or a Shinhan Partner, which could reasonably be expected to result in Shinhan or a Shinhan Partner being unable to perform its obligations under this Agreement or the relevant Joint Venture Agreement;

(b)	(i)	Shinhan is in material breach of this Agreement; and
(ii)

where such breach is capable of remedy, Shinhan has failed to remedy the breach within 30 days after the service on it by BNP Paribas of a written notice specifying the breach and requiring Shinhan to remedy such breach within 30 days;

(c)	(i) the Shinhan Partner to the BA Joint Venture, the CF Joint Venture or any other Joint Venture is in material breach of its obligations under the relevant Joint Venture Agreement; and
(ii)

where such breach is capable of remedy, the relevant Shinhan Partner has failed to remedy the breach within 30 days after the service on it by the relevant BNP Paribas Partner of a written notice specifying the breach and requiring the Shinhan Partner to remedy such breach within 30 days; or

(d)	a Strategic Investor acquires a 4% or greater equity interest in Shinhan (on a fully diluted basis) or obtains a seat on the board of directors of Shinhan,

and, if a Termination Notice is so served, the Termination Date shall be the date on which the Termination Notice is served on Shinhan.

8.1.5	BNP Paribas Default

Shinhan shall be entitled to serve on BNP Paribas a Termination Notice after the occurrence of any of the following events:

(a)

there occurs a material adverse change in the business, assets or financial condition of BNP Paribas or a BNP Paribas Partner, which could reasonably be expected to result in BNP Paribas or a BNP Paribas Partner being unable to perform its obligations under this Agreement or the relevant Joint Venture Agreement;

(b)	BNP Paribas sells or otherwise transfers (except to any of its wholly-owned subsidiaries) any portion of the BNP Paribas Shares;
(c)	(i)	BNP Paribas is in material breach of this Agreement; and
	(ii)	where such breach is capable of remedy, BNP Paribas has failed to remedy the breach within 30 days after the service on it by Shinhan of a written notice specifying the breach and requiring BNP Paribas to remedy such breach within 30 days; or
(d)	(i)	the BNP Paribas Partner to the BA Joint Venture, the CF Joint Venture or any other Joint Venture is in material breach of its obligations under the relevant Joint Venture Agreement; and

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(ii)

where such breach is capable of remedy, the relevant BNP Paribas Partner has failed to remedy the breach within 30 days after the service on it by the relevant Shinhan Partner of a written notice specifying the breach and requiring the BNP Paribas Partner to remedy such breach within 30 days, and, if a Termination Notice is so served, the Termination Date shall be the date on which the Termination Notice is served on BNP Paribas.

8.1.6	Other events
(a)	Failure to obtain regulatory approval

Either Party shall be entitled to serve on the other Party a Termination Notice in the event that Shinhan fails to meet any legal requirement or to obtain any regulatory approval necessary for the conduct of its business, and such failure cannot be remedied in a timely manner (provided that such situation does not result from the default of the Party seeking to so terminate), and, if a Termination Notice is so served, the Termination Date shall be the date falling six (6) months after the date of service of the Termination Notice.

(b)	Restrictions on the payment of dividends

BNP Paribas shall be entitled to serve on Shinhan a Termination Notice in the event that a change in the laws of Korea results in any restriction on the payment by Shinhan of dividends to its shareholders or on the transfer of dividends in a freely convertible major international currency for a period exceeding two (2) years, and, if a Termination Notice is so served, the Termination Date shall be the date falling six (6) months after the date of service of the Termination Notice on Shinhan.

8.2	Consequences of termination
8.2.1	General provision

Unless otherwise provided hereafter under this clause 8 and except for such other provisions as may be expressly stated to survive termination of this Agreement, all rights and obligations of the Parties shall terminate upon the Termination Date.

8.2.2	Right to claim damages reserved

For the avoidance of doubt, the exercise of the rights of either Party under this clause 8 shall be without prejudice to and shall not affect any right of either Party subsequently to claim damages for any breach of this Agreement by the other Party or, where appropriate, to seek an immediate remedy of an injunction, specific performance or similar court order to enforce the other Party’s obligations.

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8.2.3	Survival of termination provisions

The provisions of this clause 8 shall survive termination of this Agreement.

9	Confidentiality

Each Party shall use (and shall ensure that each of its Affiliates shall use) all reasonable endeavors to keep confidential (and to ensure that its and its Affiliates’ respective officers, employees, agents and professional and other advisers keep confidential) any information:

(a)	relating to the subject matter of this Agreement;
(b)	which it may have or acquire before or after the date of this Agreement in relation to the customers, business, assets or affairs of the other Party and its Affiliates resulting from:
(i)	negotiating this Agreement;
(ii)	in the case of BNP Paribas, being a shareholder of Shinhan;
(iii)	in the case of BNP Paribas, having appointees on the board of directors of Shinhan; or
(iv)	exercising its rights or performing it obligations under this Agreement.

Neither Party shall use for its own business purposes or disclose to any third party any such information (collectively, the Confidential Information) without the consent of the other Party. In performing its obligations under this clause 9, each Party shall apply the confidentiality standards and procedures it applies generally in relation to its own confidential information.

The obligation of confidentiality under this clause 9 does not apply to:

(a)

the disclosure (subject as provided below) on a “need to know” basis to a Shinhan Group entity or BNP Paribas entity, as the case may be, where the disclosure is for a purpose reasonably incidental to this Agreement;

(b)	information which is independently developed by the relevant Party or acquired from a third party to the extent that it is acquired with the right to disclose the same;
(c)	the disclosure of information to the extent required to be disclosed by law, any stock exchange regulation or any binding judgment, order or requirement of any court or other competent authority;
(d)

the disclosure of information to any tax authority to the extent reasonably required for the purposes of the tax affairs of the Party concerned or any Shinhan group entity or BNP Paribas Group entity, as the case may be;

(e)	the disclosure (subject as provided below) in confidence to a Party’s professional advisers of information reasonably required to be disclosed for a purpose reasonably incidental to this Agreement;

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(f)	information which becomes within the public domain (otherwise than as a result of a breach of this clause 9); or
(g)	any announcement made in accordance with the terms of clause 15 of this Agreement.

Each Party shall inform (and shall ensure that any of is Affiliates shall inform) any officer, employee or agent or any professional or other adviser advising it in relation to the matters referred to in this Agreement, or to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a)	to keep it confidential; and
(b)	not to disclose it to any third party (other than those persons to whom it has already been disclosed in accordance with the terms of this Agreement).

The disclosing Party is responsible for any reach of this clause 9 by the person to whom it is disclosed.

If this Agreement terminates for whatever reason, any Party may by notice require the other Party to return such Party’s Confidential Information. If so, the other Party shall (and shall ensure that its Affiliates and its officers and employees and those of its Affiliates shall):

(a)	return all documents containing Confidential Information which have been provided by or on behalf of the Party demanding the return of Confidential Information; and
(b)	destroy any copies of such documents and any document or other record reproducing, containing or made from or with reference to the Confidential Information

(save, in each case, for any submission to or filings with governmental, tax or regulatory authorities). The other Party shall return or destroy the Confidential Information as soon as practicable after receiving notice.

The provisions of this clause 9 shall survive termination of this Agreement.

10	Representations and Warranties

Each Party represents and warrants to the other Party that:

(a)	it is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction wherein it is organized and existing;
(b)	it has all necessary corporate power and authority to enter into this Agreement and to perform all of the obligations to be performed by it thereunder;
(c)

subject to the obtaining of all required government approvals of this Agreement, this Agreement constitutes valid and legally binding obligations of the Party and will be enforceable against the Party in accordance with its terms;

(d)	this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by and on behalf of the Party by all requisite corporate actions; and

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(e)

the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, and fulfillment of and compliance with the terms, and conditions hereof, do not (i) violate any judicial or administrative order, award, judgment or decree applicable to the Party, or (ii) conflict with the terms, conditions or provisions of the articles of incorporation or any other regulations of the Party.

11	Non-assignment

Neither Party may, nor may it purport to, assign any of its rights or obligations under this Agreement in whole or in part, nor grant, declare, create or dispose of any right or interest in it (otherwise than pursuant to a transfer of BNP Paribas Shares expressly permitted by the provisions of this Agreement).

12	Amendments

No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties. The expression variation shall include any variation, supplement, deletion or replacement however effected.

Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

13	Invalidity

If any provision of this Agreement is or is held to be invalid or unenforceable, then so far as it is invalid or unenforceable it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement. The Parties shall then use all reasonable endeavors to replace the invalid or unenforceable provision by a valid provision the effect of which is as close as practicable to the intended effect of the invalid or unenforceable provision.

14	No Partnership or Agency

Nothing in this Agreement (or any of the arrangements contemplated by it) shall be deemed to constitute a partnership between the Parties nor, save as may be expressly set out in it, constitute any Party the agent of the other Party for any purpose.

Unless the Parties agree otherwise in writing, none of them shall:

(a)	enter into contracts with third parties as agent for the other Party; or
(b)	describe itself as such an agent or in any way hold itself out as being such an agent.

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15	Announcements

No formal public announcement or press release in connection with the signature or subject matter of this Agreement shall (subject as provided below) be made or issued by or on behalf of any of the Parties or any of its Affiliates without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed).

If a Party has an obligation to make or issue any announcement required by law or by any stock exchange or by any governmental authority, the relevant Party shall consult with the other Party in advance as to the form, content and timing of any announcement or release before it is made or issued (provided that this shall not have the effect of preventing the Party making the announcement or releasing it from complying with its legal and/or stock exchange obligations).

16	Costs

Each of the Parties shall pay its own costs (including legal costs) and expenses incurred in connection with negotiating, preparing and implementing this Agreement and the transactions contemplated by them.

17	Entire agreement

This Agreement sets out the entire agreement and understanding between the Parties in respect of the subject matter of this Agreement. It is agreed that:

(a)	no Party has entered into this Agreement in reliance upon any representation, warranty or undertaking of the other which is not expressly set out or referred to in this Agreement;
(b)	a Party may claim in contract for breach of warranty or in respect of any misrepresentation made under this Agreement; and
(c)	save as expressly set out in this Agreement, neither Party, nor its Affiliates, shall owe any duty of care to the other Party or its Affiliates.

Each Party contracts in this clause 17 on its own behalf and as agent for each of its Affiliates. Each Affiliate which contracts through the agency of a Party may enforce this clause 17 direct against the other Party and any of its Affiliates.

18	Notices

18.1       Any notice or other communication to be given by one Party to the other Party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the Party giving it. It shall be served by sending it by fax to the number set out in clause 18.2, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in clause 18.2 and in each case marked for the attention of the relevant Party set out in clause 18.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 18). Any notice so served by hand, fax or post shall be deemed to have been duly given:

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(a)	in the case of delivery by hand, when delivered;
(b)	in the case of fax, at the time of transmission;
(c)	in the case of prepaid recorded delivery, special delivery or registered post, at 10:00 a.m. on the second Business Day following the date of posting,

provided that in each case where delivery by hand or by fax occurs after 6:00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9:00 a.m. on the next following Business Day.

Reference to time in this clause 18 are to local time in the country of the addressee.

18.2       The addresses and fax numbers of the Parties for the purpose of clause 18.1 are as follows:

Shinhan Financial Group

Address:	120, 2-ka, Taepyung-ro Chung-ku Seoul Korea

Fax: 82-2-6263-8070

For the attention of: Deputy President

BNP Paribas

Address:	16, Boulevard des Italiens Paris France

Fax: 82-2-771-3579

For the attention of: President (Seoul Branch)

18.3       A Party may notify the other Party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 18, provided that, such notice shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take place; or
(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

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18.4       In proving such service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered either to the address shown thereon or into the custody of the postal authorities as a pre-paid recorded delivery, special delivery or registered post letter, or that the facsimile transmission was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.

18.5       All notices or formal communications under or in connection with this Agreement shall be in the English and Korean languages or, if in any other language, accompanied by a translation into English and Korean. In the event of any conflict between the English version, the Korean version and the version in any other language, the English version shall prevail.

19	Counterparts

This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

20	Force Majeure

Neither Party shall be liable to the other Party for any loss, injury, delay, damages or other casualty suffered or incurred by the other Party due to strikes, riots, storms, fires, explosions, acts of God, war, action of any government or any other cause beyond the reasonable control of the Party (each, a Force Majeure Event), and any failure or delay by either Party in performing any of its obligations under this Agreement due to a Force Majeure event shall not be considered a breach of this Agreement. The Party suffering such Force Majeure Event shall notify the other Party in writing promptly after the occurrence of such Force Majeure Event and shall, to the extent reasonable and lawful, use its best efforts to remove or remedy the Force Majeure Event.

21	Governing Law; Arbitration

This Agreement shall be governed by, and interpreted in accordance with, the laws of Korea.

All Disputes which are unresolved pursuant to clause 6 of this Agreement shall be referred to and finally settled by arbitration in Singapore under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators. Each Party shall appoint one arbitrator and those two arbitrators shall appoint a third arbitrator who shall be a citizen of neither France nor Korea. Any decisions shall be rendered by a majority vote of the arbitrators and the award shall be conclusive and binding upon all Parties hereto and may be enforced in any court of competent jurisdiction.

Notwithstanding any other provision in this Agreement, either Party may seek preliminary injunctive or other equitable relief from any court of competent jurisdiction, pending the final award of the arbitrators.

The provisions of this clause 21 shall survive termination of this Agreement.

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Schedule 1 Initial Steering Committee Members

BNP Paribas members:

Alain Pénicaut, General Manager and CEO for Korea of BNP Paribas

Patrick E. Decla, Asia-Pacific Managing Director of Cetelem

Vincent Pacaud, Asia Regional Manager of Cardif

Shinhan members:

Choi, Young Hwi, Director & Deputy President of Shinhan Financial Group

Shin, Sang Hoon, Senior Executive Vice President of Shinhan Financial Group

Hong, Sung Kyun, Senior Executive Vice President of Shinhan Bank

As WITNESS this Agreement has been signed by the duly authorized representatives of the Parties the day and year first before written.

SIGNED by for and on behalf of SHINHAN FINANCIAL GROUP in the presence of:

_____________________________________

SIGNED by for and on behalf of BNP PARIBAS in the presence of:

_____________________________________

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